October 11, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Re:	Ubiquiti Networks, Inc.
Registration Statement on Form S-l (File No. 333-174974)
Form 8-A (File No. 001-35300)

Acceleration Request
Requested Date: October 13, 2011
Requested Time: 4:30 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Ubiquiti Networks, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-174974) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”). In connection with the Registration Statement Acceleration Request, the Company hereby requests that the above referenced Form 8-A (File No. 001-35300) also be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Sincerely,

Ubiquiti Networks, Inc.

By:	/s/ John Ritchie
John Ritchie
Chief Financial Officer

UBS SECURITIES LLC

299 Park Avenue

New York, New York 10171-0006

DEUTSCHE BANK SECURITIES INC.

60 Wall Street, 4th Floor

New York, New York 10005

October 11, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Registration Statement of Ubiquiti Networks, Inc. on Form S-1 (File No. 333-174974)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as representatives of the several underwriters (the “Underwriters”) of the offering being made pursuant to the above-captioned Registration Statement, hereby join in the request of Ubiquiti Networks, Inc. that the effective date of the above-captioned Registration Statement be accelerated to 4:30 p.m., Eastern daylight time, on October 13, 2011, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act of 1933, please be advised that between October 4, 2011 and the date hereof, 3,616 copies of the preliminary prospectus dated October 4, 2011 were distributed to prospective underwriters, institutional investors and dealers.

We have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

UBS SECURITIES LLC
DEUTSCHE BANK SECURITIES INC.

As Representatives of the Several Underwriters

By:	UBS SECURITIES LLC

	By:	/s/ Daniel H. Klausner
Authorized Signatory

	By:	/s/ Justin Smolkin
Authorized Signatory

By:	DEUTSCHE BANK SECURITIES INC.

	By:	/s/ Ajay Shah
Authorized Signatory

	By:	/s/ Sam Kumar
Authorized Signatory